

Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com



06010245

Group Secretariat

30th December 2005

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Repurchase and Cancellation of Shares

We enclose for your information a notification dated 30th December 2005 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

Regulatory Announcement

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Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Transaction in Own Shares
Released	09:31 30-Dec-05
Number	3035W

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

REPURCHASE AND CANCELLATION OF SHARES

Please be advised of the following repurchase by JMH of its own shares from Clare Investment and Trustee Company Limited ("Clare"), the subsidiary and trustee of the Senior Executive Share Incentive Schemes of JMH, effective on 30th December 2005:-

Date of repurchase:	30th December 2005
Total number of shares repurchased:	117,000 ordinary shares
Highest price paid per share:	US$10.07
Lowest price paid per share:	US$3.662

The shares being repurchased and cancelled relate to share options issued pursuant to JMH's Senior Executive Share Incentive Schemes which have ceased to be exercisable under the terms of the relevant Trust Deeds of the said Schemes. The repurchase was carried out in accordance with the terms of the relevant Trust Deeds of the said Schemes as approved by the shareholders of JMH.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

30th December 2005

www.jardines.com

END

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